CONSENT OF GREGORY WORTMAN

I consent to the inclusion in this annual report on Form 40-F of NovaGold Resources Inc., which is being filed with the United States Securities and Exchange Commission, of references to my name and to the use of “Galore Creek Copper-Gold Project NI 43-101 Technical Report on Pre-Feasibility Study, British Columbia – Canada” dated September 12, 2011 (the “Technical Report”) in the 2011 Annual Information Form of NovaGold Resources Inc. dated February 22, 2012 (the “AIF”). I also consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-117370; 333-134871; 333-136493; 333-164083 and 333-171630) and on Form F-10 (No. 333-178588) of the references to my name and the use of the Technical Report which are included in the annual report on Form 40-F.

DATED: February 22, 2012

/s/ Gregory Wortman
Name: Gregory Wortman